

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2022

Robert Vogt
Chief Financial Officer
Ads-Tec Energy Public Limited Company
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

Re: Ads-Tec Energy Public Limited Company
Registration Statement on Form F-1
Filed January 21, 2022
File No. 333-262281

Dear Mr. Vogt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Lee